ATTORNEYS

Celebrating our 75th Anniversary
Founded in 1931

James Kardon	Direct Dial: 212-478-7250
Member of the Firm	Email: jkardon@hahnhessen.com

June 26, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street Mail Stop 3030
Washington, D.C.  20549

Re:	Lightspace Corporation
Registration Statement on Form S-1
SEC File No. 333-144367

Ladies and Gentlemen:

We are counsel to Lightspace Corporation (“Lightspace” or the “Company”) in connection with its Registration Statement on Form S-1.  On behalf of the Company, we hereby withdraw Lightspace’s Registration Statement on Form S-1 (File No. 333-144367).

Please call me if you have any questions.

Very truly yours,

/s/ James Kardon

James Kardon

Cc:	Gary Florindo
Celia Soehner

488 Madison Avenue • New York, N.Y. 10022 • Phone (212) 736-1000 • (212) 478-7200
Fax (212) 478-7400 • Email: thefirm@hahnhessen.com